DLA Piper Rudnick Gray Cary US LLP
1200 Nineteenth Street, N.W.
Washington, D.C. 20036-2412
T 202.861.3900
F 202.223.2085
W www.dlapiper.com

NANCY A. SPANGLER
nancy.spangler@dlapiper.com
T 703.773.4021 F 703.773.5021

August 4, 2005

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C.  20549-0305

Attn:  Larry Spirgel, Assistant Director

Re:	Eschelon Telecom, Inc.
File No. 333-124703

Dear Mr. Spirgel:

This letter is submitted on behalf of Eschelon Telecom, Inc. (the “Company”) to confirm certain matters in connection the contemporaneous filing of Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-124703) (“Amendment No. 6”).  On behalf of the Company, we are responding to the recirculation concern raised by the Staff as a result of the effect of (i) the decreased offering price range from $15 to $17 per share to $13 to $15 per share and (ii) an increase in the number of shares to be sold in the offering by the Company of 669,643.

As we discussed, the Company has carefully considered this issue and all other revisions to the Company’s preliminary prospectus contained in Amendment No. 6 as compared to preliminary prospectus, dated July 20, 2005, delivered to prospective investors in the offering (the “Preliminary Prospectus”).  The Company notes that notwithstanding the reduced offering price range, as a result of the increase in the number of shares that the Company anticipates selling in the offering, the net proceeds to the Company as a result of the offering is the same amount as is set forth in the Preliminary Prospectus, which amounts were based on the midpoint of the range set forth in the Preliminary Prospectus.  The Company recognizes that an additional 669,643 shares from the number set forth in the Preliminary Prospectus is to be issued but notes that the number of shares outstanding set forth in the Preliminary Prospectus after giving effect to the offering was 13,665,111.  The additional shares therefore amount to an increase of less than 5%, even without including shares issuable pursuant to the Company’s stock incentive plan in such calculation.  The Company believes that the foregoing changes do not give rise to a written recirculation concern.  In addition, we have been advised by the representatives of the underwriters that they have notified the syndicate members of the reduced offering price range and the increase in the number of shares to be sold by the Company in the offering and that the syndicate members have similarly notified their potential purchasers.

If you have any questions, please contact the undersigned at 703-773-4021 or John Depke at 212-835-6031.

Sincerely,

DLA PIPER RUDNICK GRAY CARY US LLP

/s/ Nancy A. Spangler

Nancy A. Spangler

cc:	Richard A. Smith
Edwin M. Martin, Jr., Esq.
Rod Miller, Esq.